# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scully Royalty Ltd., CIK 0000016859
CUSIP: G7T96K107
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRIC, SHANGHAI, China (F4), 200336
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0001201333
Persons authorized to receive notices and communications: Neil S. Subin, 2336 SE Ocean Blvd, Suite 400,, Stuart, Florida (FL), 34996, (561) 287-5399

## Reporting persons
- SUBIN NEIL S (CIK 0001201333): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,985,952; sole dispositive power 0; shared dispositive power 1,985,952; aggregate amount beneficially owned 1,985,952 (13% of the class)
  Comment: Note to Rows 8, 9, 10 and 11: Represents (i) 48,483 common shares owned of record by MILFAM LLC; (ii) 31,033 common shares, par value $0.001 per share ("common shares"), of Scully Royalty Ltd. (the "Issuer") owned of record by Catherine C. Miller Irrevocable Trust; (iii) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (iv) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (v) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (vi) 188,687 common shares owned of record by LIMFAM LLC; (vii) 163,005 common shares owned of record by LIM III Estate LLC; (viii) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (ix) 28,355 common shares owned of record by Catherine C Miller Estate; (x) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; (xi) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xii) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (xiii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (xiv) 150,282 common shares owned of record by MILFAM I L.P.; (xv) 428,563 common shares owned of record by MILFAM II L.P.; (xvi) 26,611 common shares owned of record by MILFAM III LLC; (xvii) 40,250 common shares owned of record by Susan F. Miller; and (xviii) 166,320 common shares owned of record by Alimco Re Ltd. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xviii) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Issuer's Current Report on Form 6-K ("Form 6-K") as filed with the U.S. Securities and Exchange Commission on December 5, 2025).
- MILFAM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,957,597; sole dispositive power 0; shared dispositive power 1,957,597; aggregate amount beneficially owned 1,957,597 (12.9% of the class)
  Comment: Note to Rows 8, 10 and 11: Represents (i) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (ii) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (iii) 188,687 common shares owned of record by LIMFAM LLC; (iv) 163,005 common shares owned of record by LIM III Estate LLC; (v) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (vi) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (vii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (viii) 150,282 common shares owned of record by MILFAM I L.P.; (ix) 428,563 common shares owned of record by MILFAM II L.P.; (x) 26,611 common shares owned of record by MILFAM III LLC; (xi) 48,483 common shares owned of record by MILFAM LLC; (xii) 166,320 common shares owned of record by Alimco Re Ltd.; (xiii) 31,033 common shares owned of record by Catherine C. Miller Irrevocable Trust; (xiv) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (xv) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xvi) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; and (xvii) 40,250 common shares owned of record by Susan F. Miller. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xvii) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Alimco Re Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 166,320; sole dispositive power 0; shared dispositive power 166,320; aggregate amount beneficially owned 166,320 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C. Miller Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 31,033; sole dispositive power 0; shared dispositive power 31,033; aggregate amount beneficially owned 31,033 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Trust A-3: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 22,456; sole dispositive power 0; shared dispositive power 22,456; aggregate amount beneficially owned 22,456 (0.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 215,042; sole dispositive power 0; shared dispositive power 215,042; aggregate amount beneficially owned 215,042 (1.4% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Kimberley S. Miller GST Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 20,658; sole dispositive power 0; shared dispositive power 20,658; aggregate amount beneficially owned 20,658 (0.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- LIMFAM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 188,687; sole dispositive power 0; shared dispositive power 188,687; aggregate amount beneficially owned 188,687 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- LIM III Estate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 163,005; sole dispositive power 0; shared dispositive power 163,005; aggregate amount beneficially owned 163,005 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Lloyd I. Miller Trust A-1: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 64,715; sole dispositive power 0; shared dispositive power 64,715; aggregate amount beneficially owned 64,715 (0.4% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Estate: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 28,355; sole dispositive power 0; shared dispositive power 28,355; aggregate amount beneficially owned 28,355 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Lloyd I. Miller, III Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 5,330; sole dispositive power 0; shared dispositive power 5,330; aggregate amount beneficially owned 5,330 (0% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Miller Great Grandchildren Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 32,693; sole dispositive power 0; shared dispositive power 32,693; aggregate amount beneficially owned 32,693 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Susan F. Miller Spousal Trust A-4: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 176,735; sole dispositive power 0; shared dispositive power 176,735; aggregate amount beneficially owned 176,735 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Miller Family Education and Medical Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 176,734; sole dispositive power 0; shared dispositive power 176,734; aggregate amount beneficially owned 176,734 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MFTC, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 353,469; sole dispositive power 0; shared dispositive power 353,469; aggregate amount beneficially owned 353,469 (2.3% of the class)
  Comment: Note to Rows 8, 10 and 11:
  
  Represents (i) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4 and (ii) 176,734 common shares owned of record by Miller Family Education and Medical Trust. Effective April 4, 2026, Mr. Subin resigned as trustee and MFTC, LLC ("MFTC") was appointed as trustee of the Susan F. Miller Spousal Trust A-4 and the Miller Family Education and Medical Trust, consequently, MFTC may be deemed the beneficial owner of the shares specified in clauses (i) and (ii) of the preceding sentence. MFTC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Row 13:
  
  The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 150,282; sole dispositive power 0; shared dispositive power 150,282; aggregate amount beneficially owned 150,282 (1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 428,563; sole dispositive power 0; shared dispositive power 428,563; aggregate amount beneficially owned 428,563 (2.8% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM III LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 26,611; sole dispositive power 0; shared dispositive power 26,611; aggregate amount beneficially owned 26,611 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Susan F. Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 40,250; sole dispositive power 0; shared dispositive power 40,250; aggregate amount beneficially owned 40,250 (0.3% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 7 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Scully Royalty Ltd.
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRIC, SHANGHAI, China (F4), 200336
Comment:
EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the Schedule 13D filed by the Reporting Persons on December 11, 2023, as amended on October 8, 2024, November 26, 2025, December 8, 2025, December 8, 2025, December 19, 2025, and December 29, 2025 (collectively, the "Original Schedule 13D"), to amend certain information previously reported by the Reporting Persons in the Original Schedule 13D by adding the information set forth below to the items indicated.

Peter R. Kellogg, Goose Creek Capital, Inc., Charles K. Kellogg, IAT Reinsurance Company Ltd., IAT Insurance Group, Inc. and Harco National Insurance Company (the "Kellogg Parties" and together with the Reporting Persons, the "Reporting Group") is jointly filing a separate Schedule 13D on the date hereof reporting their respective beneficial ownership of common shares of the Issuer (the "Kellogg Schedule 13D").

Unless otherwise stated herein, all capitalized terms used in this Amendment No. 7 have the same meanings as those set forth in the Original Schedule 13D. Except as modified below, this Amendment No. 7 does not modify any of the information previously reported on the Original Schedule 13D, which remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is amended as follows:

(xiv) Susan F. Miller Spousal Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Susan F. Miller Spousal Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MFTC, LLC is the trustee of Susan F. Miller Spousal Trust A-4.

(xv) Miller Family Education and Medical Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Education and Medical Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MFTC, LLC is the trustee of Miller Family Education and Medical Trust.

(xx) MFTC, LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MFTC, LLC is to serve as a trustee. MFTC, LLC is a Wyoming private trust company. Mr. Subin is the President of MFTC, LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended as follows:

The Reporting Persons previously nominated individuals to stand for election as directors at the Issuer's annual general meeting of shareholders (the "MILFAM Nominees") which was scheduled to be held on December 27, 2025 (the "2025 AGM"). The Reporting Persons and the Kellogg Parties and certain of their affiliates each submitted proxies to vote in favor of the MILFAM Nominees and against the current directors of the Company. The directors of the Company alleged that the Reporting Persons' notice nominating the MILFAM Nominees had invalidly been delivered out of time. MILFAM applied to the Grand Court of the Cayman Islands for a declaration that the notice had validly been delivered in compliance with the applicable timing requirements, and the Grand Court granted the declaration. Thereafter, the directors purported to postpone the 2025 AGM. MILFAM still attempted to proceed with the 2025 AGM on the basis that MILFAM considered the directors to not have the power to postpone the 2025 AGM but, in the absence of the directors at the 2025 AGM, this became the subject of further litigation in the Grand Court of the Cayman Islands. At the conclusion of that litigation, the Court determined that the Company directors did not have the authority to postpone the 2025 AGM. The Court also determined that the Company directors had exclusive power to appoint a chairman of the meeting and, accordingly, the MILFAM proxyholders did not have the authority to do so and were unable to transact any business at the 2025 AGM. Therefore, there was a failure to appoint any directors and the Company directors remain in office until either their successors are elected or they otherwise cease to hold office. MILFAM is entitled to appeal the Court's decision with respect to the election of the MILFAM Nominees.

The members of Reporting Group have engaged in discussions for the Reporting Persons to nominate the MILFAM Nominees for election at the next annual general meeting of shareholders held by the Issuer, or for the Reporting Group to requisition an extraordinary general meeting of shareholders that will result in the removal of the current directors (subject to the below concerning Mr. Samuel Morrow) and the election of the MILFAM Nominees. The Reporting Group intends to vote together in favor of the MILFAM Nominees and against the current directors of the Issuer, whether at an annual general meeting of the shareholders or at an extraordinary general meeting of the shareholders, which may involve the Reporting Group delivering proxies to a representative of MILFAM, who will attend such meeting and vote the Reporting Groups' common shares. The Reporting Group expects that the MILFAM Nominees, if elected to the board, would replace the current management of the Issuer. Notwithstanding the foregoing, the Reporting Group is also considering whether to keep Samuel Morrow in his position as director and officer of the Issuer going forward with the election of the MILFAM nominees as directors. The Reporting Group may engage in further discussions regarding the foregoing, including with other shareholders of the Issuer, or take other actions concerning the business, operations, assets, governance, strategy and future plans of the Issuer, which discussions or actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, in connection with any such discussions, may enter into one or more confidentiality agreements and may enter into voting agreements, or other similar agreements with the purpose or effect of facilitating such actions. The Reporting Persons may also increase their ownership position in the Issuer, including by purchasing additional common shares or other securities in open market or privately negotiated transactions. The Reporting Persons may change their plans or proposals in the future, including by disengaging from any dialogue with the Kellogg Parties or other shareholders of the Issuer or decreasing their ownership position in the Issuer. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On July 15, 2026, the Issuer filed a complaint in U.S. District Court for the Southern District of Florida, captioned Scully Royalty Ltd. v. IAT Reinsurance Co. Ltd., et. al, No. 2:26-cv-14257 (S.D. Fla.). The following description is qualified in its entirety by reference to the complaint, which contains the Issuer's allegations described below. The Reporting Persons do not adopt or concede any allegation contained in the complaint.

The complaint alleges that, since November 2025, a "group" was formed under Section 13(d) of the Securities Exchange Act of 1934 between IAT Reinsurance Co. Ltd. ("IAT"), Peter Kellogg, Charles Kellogg, MILFAM, Neil Subin, Skyler Wichers, Alan Howe and Mark Holliday, for the purpose of helping MILFAM's director nominees obtain control of the Issuer in connection with the disputed 2025 Annual General Meeting. The complaint alleges that "later events revealed that, on information and belief," the defendants formed an undisclosed group to facilitate that attempt to obtain control. Among other things, the complaint alleges that the Chief Financial Officer of a subsidiary of IAT attended multiple meetings and/or had other discussions with MILFAM and MILFAM nominees on behalf of Peter Kellogg from December 2025 into 2026, activities that the Issuer alleges "strongly suggest" coordination. The lawsuit alternatively asserts that, even if a group was not formed, MILFAM and Peter Kellogg were required to file updated Schedule 13D disclosures. The complaint further alleges that, by not disclosing the existence of a group, the defendants threaten irreparable harm to the Issuer, warranting an injunction that orders the defendants to file accurate Schedule 13D disclosures.

MILFAM and Messrs. Subin, Wichers, Howe, and Holliday deny that they acted as a group with any of the other defendants during the period addressed in the Issuer's complaint. The Reporting Persons did not decide to act as a group (on a go-forward basis) with any of the other defendants named in the complaint until immediately prior to the filing of this Amendment No. 7. The allegations in the complaint regarding formation of a group are based "on information and belief" and concern interactions that current Issuer management believe are "suggestive" of group activity. None of the allegations in the complaint supports that a "group" was formed for purposes of Section 13(d). The defendants intend to rigorously defend the lawsuit. The current management of the Issuer previously raised these allegations in court proceedings in the Cayman Islands, but abandoned the claims when it became clear following discovery in that litigation that the "group" allegations lacked any merit.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented by adding the following: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 7, the information set forth or incorporated in Items 2, 3, 4 and 6 and Item 5(a) of the Kellogg Schedule 13D are incorporated by reference in its entirety into this Item 5.

The Reporting Persons may be deemed to be members of a "group" (within the meaning of Rule 13d-5 under the Act) with the Kellogg Parties. To the Reporting Persons' knowledge and as reflected on the Kellogg Schedule 13D, the Kellogg Parties beneficially own in the aggregate 5,400,010 common shares, representing approximately 35.5% of theoutstanding common shares, based upon 15,226,351 common shares outstanding as of November 24, 2025(according to the Form 6-K). Collectively, the Reporting Group may be deemed to have beneficial ownership of 7,385,962 common shares, representing approximately 48.5% of the common shares. The Reporting Persons disclaimbeneficial ownership of any common shares owned by the Kellogg Parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and supplemented by adding the following: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 7, the information set forth or incorporated in Items 2, 3, 4 and 6 and Item 5(b) of the Kellogg Schedule 13D are incorporated by reference in its entirety into this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Group has agreed to form a "group" (within the meaning of Rule 13d-5 under the Act) for purposes of engaging in discussions regarding the board of directors and management of the Issuer and engaging in other activities in connection with their respective investments in the Issuer including those described in Item 4 above, which is incorporated by reference into this Item 6. There are no written contracts regarding this arrangement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1 Joint Filing Agreement, dated July 31, 2026

## Signatures
- SUBIN NEIL S: /s/ Neil S. Subin, Neil S. Subin (07/31/2026)
- MILFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Alimco Re Ltd.: /s/ Dylan Cariero, Dylan Cariero/Chief Executive Officer (07/31/2026)
- Catherine C. Miller Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (07/31/2026)
- Catherine C Miller Trust A-3: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Catherine C Miller Revocable Trust: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Kimberley S. Miller GST Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (07/31/2026)
- LIMFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- LIM III Estate LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Lloyd I. Miller Trust A-1: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Catherine C Miller Estate: /s/ Neil S. Subin, Neil S. Subin/Personal Representative (07/31/2026)
- Lloyd I. Miller, III Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (07/31/2026)
- Miller Great Grandchildren Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (07/31/2026)
- Susan F. Miller Spousal Trust A-4: /s/ Neil S. Subin, Neil S. Subin/President (07/31/2026)
- Miller Family Education and Medical Trust: /s/ Neil S. Subin, Neil S. Subin/President (07/31/2026)
- MFTC, LLC: /s/ Neil S. Subin, Neil S. Subin/President (07/31/2026)
- MILFAM I L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- MILFAM II L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- MILFAM III LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (07/31/2026)
- Susan F. Miller: /s/ Susan F. Miller, Susan F. Miller (07/31/2026)